JONES DAY
NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: (216) 586-3939 • FACSIMILE: (216) 579-0212
Direct Number: (216) 586-7302
jpdougherty@jonesday.com
October 14, 2008
VIA EDGAR CORRESPONDENCE
AND FACSIMILE
Mail Stop 7010
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Anne Nguyen Parker
                 Branch Chief

Re:	Cleveland-Cliffs Inc
Amendment No. 1 to Registration Statement on Form S-4
Filed September 22, 2008
File No. 333-152974
Ladies and Gentlemen:
     We are submitting this letter on behalf of our client, Cleveland-Cliffs Inc (“Cleveland-Cliffs”), in response to comments made by the staff of the U.S. Securities and Exchange Commission (the “Commission”) in its correspondence dated October 6, 2008 (the “Comment Letter”), to Cleveland-Cliffs with respect to Amendment No. 1 to the registration statement on Form S-4 No. 333-152974 (the “Form S-4”) filed by Cleveland-Cliffs with the Commission on September 22, 2008 (“Amendment No. 1”). Today, in response to the Comment Letter, Cleveland-Cliffs is filing with the Commission Amendment No. 2 to the Form S-4 (“Amendment No. 2”). We are also sending you under separate cover a copy of this response letter, four courtesy copies of Amendment No. 2 in clean form, and four courtesy copies of Amendment No. 2 marked to show changes to Amendment No. 1. In addition to the responses to the Commission staff’s comments, Amendment No. 2 includes other changes that are intended to

Securities and Exchange Commission
October 14, 2008

update, clarify and render more complete the information contained in the joint proxy statement/prospectus included as part of the Form S-4.
     Below are responses to each of the comments set forth in the Comment Letter. For the convenience of the Commission staff, each of the questions in the Comment Letter has been repeated below before the corresponding response. Additionally, for the convenience of the Commission staff, the page numbers in the responses below refer to pages of the marked (rather than the clean) version of Amendment No. 2.
Opposition by Harbinger Capital Partners..., page 28
1.	We note your response to our prior comment 7. Please update your disclosure regarding the results of the special meeting on October 3, 2008, Harbinger’s share ownership, and any other material developments regarding Harbinger’s opposition to your acquisition of Alpha Natural Resources, Inc.
     The disclosures on pages 28 and 59 of Amendment No. 2 have been updated in response to the Commission staff’s comment.
Note 3. Pro Forma Adjustments, page 236
2.	Please revise your disclosure in footnote (g) [sic] to describe the nature of below market sales contracts and how the below market contract liability was calculated, similar to your response to prior comment number 14.
     Subnote (g) (formerly subnote (h)) of Note 3 to the unaudited pro forma condensed consolidated financial information on page 235 of Amendment No. 2 has been revised in response to the Commission staff’s comment.
3.	We have reviewed your response to prior comment 15 of our letter dated September 5, 2008 in which you clarify the basis for the $31.7 million adjustment to the pro forma income statement for the year ended December 31, 2007 as detailed in subnote (f). Rule 11-02(b)(6) of Regulation S-X requires pro forma adjustments to the income statement give effect to events that are directly attributable to the transaction, factually supportable and expected to have a continuing impact. It is unclear how this adjustment to the pro forma income statement has a continuing impact. Please clarify why you believe the pro forma income statement should include this adjustment or revise your pro forma income statement to remove the adjustment, as applicable.

Securities and Exchange Commission
October 14, 2008

     The pro forma adjustment formerly described in subnote (f) of Note 3 to the unaudited pro forma condensed consolidated financial information has been removed in response to the Commission staff’s comment.
Exhibits
4.	We note your response to our prior comment 16. Please ensure that you file an executed opinion regarding legality of the common shares before your request acceleration of effectiveness of the registration statement.
     An executed copy of the Exhibit 5 opinion is being filed with Amendment No. 2.
5.	We note also that you have filed forms of the tax opinions, and that it is contemplated that the tax opinions will be dated the effective date of the merger. Because Cleveland-Cliffs and Alpha can waive the condition regarding receipt of the tax opinions, please file executed tax opinions before you request acceleration of effectiveness of the registration statement.
     Executed copies of the Exhibit 8 opinions are being filed with Amendment No. 2.
     If you have any questions regarding these responses or any further comments, please contact the undersigned at (216) 586-7302.
Sincerely,

/s/ James P. Dougherty
James P. Dougherty
Jones Day

cc (w/o encl.):	Shannon Buskirk, U.S. Securities and Exchange Commission
Chris White, U.S. Securities and Exchange Commission
Laura Nicholson, U.S. Securities and Exchange Commission
George W. Hawk, Jr., Esq., Cleveland-Cliffs Inc
Vaughn R. Groves, Esq., Alpha Natural Resources, Inc.
Lyle G. Ganske, Esq., Jones Day
Ethan A. Klingsberg, Esq., Cleary Gottlieb Steen & Hamilton LLP